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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 1-13806

                           NOTIFICATION OF LATE FILING

    (Check One): /X/ Form 10-K   /_/ Form 11-K    /_/ Form 20-F
                 /_/ Form 10-Q   /_/ Form N-SAR

    For Period Ended:         Fiscal Year ended September 30, 1999

/_/ Transition Report on Form 10-K           /_/ Transition Report on Form 10-Q
/_/ Transition Report on Form 20-F           /_/ Transition Report on Form N-SAR
/_/ Transition Report on Form 11-K

    For the Transition Period Ended: ___________________________________________

    Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________



                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant    Transmedia Network Inc.
                        --------------------------------------------------------

Former name if applicable
                         -------------------------------------------------------

Address of principal executive office
(Street and Number)                         11900 Biscayne Boulevard, Suite 460
                   -------------------------------------------------------------

City, state and zip code                        North Miami, Florida  33181
                        --------------------------------------------------------


                                     PART II
                             RULE 12b-25 (b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) the subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will
/X/ be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                  PART III
                                  NARRATIVE

    State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

    The Registrant is in the process of completing a significant financing transaction which will be reflected in the Form 10-K and the audited financial statements to be filed therewith. The Registrant believes that, in the interest of full and best disclosure, a definitive description of the closed transaction and its impact on the capital structure is appropriate. The transaction is expected to close in the next few days, at which time the Registrant's financial statements will be finalized without speculative language and the Form 10-K completed and filed.

                                            PART IV
                                       OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

           Stephen E. Lerch                305                    892-3306
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           (Name)                      (Area Code)           (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 /X/ Yes  /_/ No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 /_/ Yes  /X/No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Transmedia Network Inc.
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                         (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date       December 29, 1999                     By /s/ Stephen E. Lerch
           -----------------                        ---------------------------
                                                    Stephen E. Lerch
                                                    Executive Vice President and
                                                    Chief Financial Officer